May 27, 2025

Chun Kit Yu
Chief Financial Officer
BUUU Group Limited
Flat B, 16/F, Ford Glory Plaza
37 Wing Hong Street
Cheung Sha Wan, Hong Kong

       Re: BUUU Group Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed May 20, 2025
           File No. 333-286203
Dear Chun Kit Yu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
General

1. We note that the prospectus cover page as well as the legal opinion filed as Exhibit
       5.1 state that the over-allotment option is exercisable for a period of 45 days after the closing of the offering. However, page 17 of the prospectus summary in the section captioned "Over-Allotment" indicates that the underwriters option is only exercisable for 15 days from the effective date of the registration statement. Please reconcile or advise.
 May 27, 2025
Page 2

       Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Jason Ye